Securities and Exchange Commission
Division of Corporation Finance
Station Place
100F Street, N.E.
Washington, DC 20549
Attention: Linda Cvrkel/Claire Erlanger

Re:	China Automotive Systems, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed March 26, 2009
File No. 000-33123

Dear Ms. Cvrkel and Ms. Erlanger:

The Company is responding to the letter from the Staff of the Securities and Exchange Commission, the “Commission”, dated February 17, 2010, providing comments in response to the Company’s response letter dated January 7, 2010.

For your convenience, the Company has repeated comments from the Staff’s February 17, 2010 letter immediately prior to its response below.

Form 10-k for the year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
– Results of Operations

1.  We note from your response to our prior comment 2 that after sales service expenses are mainly comprised of after sales repair and replacement expenses, after sales transportation expenses and after sales travel expenses and they are guaranties to your sold products for a certain period. Based on your response, we continue to question the appropriateness of these amounts as selling expenses. Please provide us more details about the nature of these expenses and why you believe they are appropriately classified as selling expenses, rather than cost of sales or reduction to revenue. Also, please confirm that in future filings you will disclose the nature of these cost in the notes to the financial statements.

Response to Item 1

After sales service expenses are the Company’s estimated costs of product warranties arising from the Company’s commitment to provide repair and maintenance services (including repair and replacement resulted from customers’ failure) and other services, within a certain period after the Company’s products were sold. Such estimates of product warranties were based, among other things, on historical experience (including previously occurred after sales, special refit required by customers, after sales transportation expenses and after sales travel expenses), the sales of  Company’s products which were still covered by the relevant warranty periods, service network and transportation expenses. Estimates will be adjusted on the basis of actual expenses that the Company provided to repair and maintenance services and other services. Based on the above characteristics, the Company believes such expenses were contingencies guaranteed by the Company, rather than cost of sales. Since such commitment was as important in obtaining a sale as a product’s advertising expenses, and was related with current sales directly, the Company continues to believe they were appropriately classified as selling expenses, rather than cost of products sold or reductions to revenue.

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Notes to the Financial Statements
Note 3. Recent Accounting Pronouncements

2.  We note from your response to our prior comment 8 that he Convertible Note Agreement does not contain a term which provides that it can be settled in cash (or other assets) upon conversion, including partial cash settlement. In light of the redemption provisions of the notes which can occur at an event of default, change of control, or certain decreases in WAP, we believe there may be terms in which the notes are settled for cash. Please explain to us why you believe these terms do not require the accounting set forth in FSP APB 14-1 or alternatively, please revise to adopt FSP APB 14-1 as of January 1, 2009 and provide us the related adjustments that will occur at the time of adoption.

Response to Item 2

The Company notes the Commission’s comments and responds as follows:
1) FSP APB 14-1 applies to all convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under Statement 133.

2) The Company’s convertible debts agreement does not contain any provision that upon conversion, the instruments may be settled in cash (or other assets), including partial cash settlement.

3) After the occurrence of an event of default, change of control or certain decreases in WAP, the Convertible Debt holders may require the Company to redeem all or any portion of the Convertible Debt, at a price equal to the sum of (i) the principal to be redeemed and (ii) the Other Make Whole Amount. The “Other Make Whole Amount” is a premium to the principal such that the total amount received by the Convertible Debt holder upon redemption represents a gross yield of thirteen percent (13%). As the amount of cash to be paid for the redemption is neither related to the number of shares underlying, nor related to the stock market price, it has nothing to do with conversion, thus, it is not within the scope of cash settlement upon conversion. Rather, such cash payments apply to the embedded puts, which have already been classified as derivative liabilities on the Company’s balance sheet.

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Therefore, the Company continues to believe that these terms do not require the accounting set forth in FSP APB 14-1.

Note 13. Convertible Notes Payable, page 76

3.  We note from your response to our prior comment 9 that you include a table as part of your EITF00-19 and SFAS133 analysis which details why you believe that the notes do not meet the criteria under EITF00-19 as requiring net cash settlement. However, in light of the provisions in the convertible debt disclosed in Note 13, which include redemption upon an event of default, change of control, or certain decrease in the Weighted Average Price, we are unclear as to why you believe the embedded conversion option does not require net-cash settlement and therefore require bifurcation as a derivation liability. Please provide us further explanation as to why you believe the conversion feature meets the net-cash settlement provision of paragraph 27 of EITF00-19. as part of your response, please clearly explain why your response that “none of the cash payment requirements applies explicitly or implicitly to the embedded conversion feature.” Alternatively, please revise to account for the embedded conversion feature as derivative liability.

Response to Item 3
The Company notes the Commission’s comments. EITF00-19.27 provides that contracts require net cash settlement only in specific circumstances in which all holders of the types of shares underlying contract also receive cash in exchange for their shares. The following table illustrates all contractual cash payments and the instrument or feature to which they pertain (noted as “yes”). The purpose of this schedule is to determine if any cash payment is related explicitly or implicitly to the embedded conversion feature for purposes of EITF 00-19.27.

Cash Payment Required Firm or Contingent	Host Instrument	ECF	Puts and Calls	Indexed interest/yield	Mandatory conversion feature
	＋	＋	＋	＋	＋
Mandatory redemption	yes	no	yes	no	No
Annual redemption feature	yes	no	yes	no	No
Optional redemption	yes	no	yes	no	No
CIC redemption	no	no	yes	no	No
Henglong Redemption	no	no	yes	no	No
Henglong Make Whole	no	no	yes	no	No
Failure to cure conversion failure	no	no	yes	no	No
Cross-default with any transaction documents (including warrants)	no	no	yes	no	No
Cross default with other indebtedness＞$3,000,000	no	no	yes	no	No
Bankruptcy	no	no	yes	no	No
Monetary judgment＞$2,000,000	no	no	yes	no	No
Failure to service debt	no	no	yes	no	No
Breach of any covenants or debt terms	no	no	yes	no	No
Cross defaults with other notes in SPA	no	no	yes	no	No
Non-delivery of shares	no	no	yes	no	No

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Take Mandatory redemption as an example. The cash which needs to be paid under Mandatory redemption, including redemption after the occurrence of an event of default, change of control and WAP default, equals to the sum of (i) the principal to be redeemed and (ii) the Other Make Whole Amount, which is a premium to the principal such that the total amount received by a Convertible Debt holder upon redemption represents a gross yield of thirteen percent (13%). As such amount of cash is not related to the number of shares underlying, nor related to the stock price, it is not related to the embedded conversion feature.

As for Annual redemption, the cash needs to be paid equals to the sum of (i) the principal to be redeemed and (ii) “Annual Redemption Make Whole Amount”, which means a premium represents a gross yield on the Original Principal Amount of (A) ten percent (10%), if the redemption date occurs during 2009, (B) eleven percent (11%), if the redemption date occurs during 2010 or 2011, and (c) thirteen percent (13%), if the redemption date occurs during 2012.  As such amount of cash is neither related to the number of shares underlying, nor related to the stock price, it is not related to the embedded conversion feature.

Actually, all of the cash payment requirements in the above table are similar to the above-mentioned examples. None of them are explicitly or implicitly related to the embedded conversion feature. Rather, the cash payments apply explicitly or implicitly to the puts, which have already been classified as derivative liabilities on the Company’s balance sheet.

As the embedded conversion option meets the conditions for the paragraph 11(a) exemption for instruments indexed to a company’s own stock, this feature is exempt from classification as a derivative liability.

Note 20. Minority Interests. Page 84

4.  We note from your response to our prior comment 13 that you have shown the additional 35.5% equity interest in the consolidated financial statements as of January 1, 2008. However, we believe that in accordance with the guidance in paragraph D17 of SFAS No. 141, you are required to present prior period comparative financial statements as if the combination had occurred form the date of the earliest period presented. We note that in light of the fact that you had previously consolidated Henglong, the prior period adjustment would mainly be to minority interest. Please revise or advise as appropriate.

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Response to Item 4

The Company notes the Commission’s comments and accepts such comments. The Company’s auditors have discussed with the SEC staff on March 11, 2010 regarding such issues. As the Company is neither a “large accelerated filer”, an “accelerated filer” nor a “non-accelerated filer, the 2007 financial statements of the Company will not be included in its 2009 Form 10-K.  Accordingly, the Company will disclose in Note 21 under the Notes to Financial Statement in Form 10-K for the year ended December 31, 2009 as follows:

In accordance with paragraph D17 of SFAS 141, the above acquisition is considered as a business combination of companies under common control and is being accounted for in a manner similar to that of pooling of interests. The Company’s consolidated financial statement recognizes Henglong’s 35.5% equity form January 1, 2008. The net book value of 35.5% equity of Henglong was $6,177,079. The difference between the acquisition consideration of $32,090,000 and 35.5% equity of Henglong, which was $25,912,921, has been debited to additional paid-in capital. Since transferred entity – Henglong has been a consolidated subsidiary of the Company, the historical consolidated financial statement of the Company has contained the asset, liability and other financial data of Henglong. A summary of the comparative statement for the previous periods is set out below. For detailed information, please see the disclosures in Form 8-K filed by the Company on May 8, 2008.

The following is a summary of the comparative statement of consolidated income statement for previous years:

	For the year ended December 31,
	2007		2008	2009
	Historical statement	comparative statement
Net sales	$133,597,003	$133,597,003	$163,179,286	$255,597,553
Cost of product sold	88,273,955	88,273,955	115,920,585	182,929,833
Gross profit	45,323,048	45,323,048	47,258,701	72,667,720
Add: gain on other sales	554,150	554,150	734,063	838,505
Total operating expense	24,611,397	24,611,397	31,069,343	36,788,687
Income from operations	21,265,801	21,265,801	16,923,421	36,717,538
Other income, net	38,462	38,462	1,067,309	94,534
Financial (expenses)	(566,986)	(566,986)	(1,296,218)	(1,750,847)
Gain on change in fair value of derivative	-	-	998,014	624,565
Income before income taxes	20,737,277	20,737,277	17,692,526	35,685,790
Income taxes	2,231,032	2,231,032	185,877	5,034,987
Net income	18,506,245	18,506,245	17,506,649	30,650,803
Net income attributable to noncontrolling interest	9,646,339	4,945,372	5,071,408	7,847,619
Net income attributable to parent company	$8,859,906	$13,560,873	$12,435,241	$22,803,184
Net income per common share attributable to parent company–
Basic	$0.37	$0.50	$0. 4 8	$0. 84
Diluted	$0.37	$0.50	$0. 4 6	$0. 78

The following is a summary of the comparative statement of the consolidated balance sheet for previous years:

	December 31,
	2007		2008	2009
	Historical statement	Comparative statement
Total assets	$182,984,687	$172,984,687	$231,046,936	$312,161,332
Total liabilities	92,583,555	88,693,144	126,493,720	180,187,765
Non-controlling interests	23,166,270	13,652,651	23,222,566	27,147,931
Total parent company stockholders' equity	67,234,862	70,638,892	81,330,650	104,825,636
Total stockholders' equity	90,401,132	84,291,543	104,553,216	131,973,567
Total liabilities and shareholders	$182,984,687	$172,984,687	$231,046,936	$312,161,332

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5.  We note from your response to our prior comment 14 that the value of $7.3060 per share assigned to the 3,023,542 shares that were issued by the Company as part of the consideration for 35.5% equity interest in Henglong was determined based on the average of the VWAP for the twenty consecutive trading days prior to the announcement an signing of the letter of intent. Please explain to us why you believe twenty days prior to January 22, 2008 is an appropriate time period to include in your average. As part of your response, please tell us why you did not include the VWAP for any days subsequent to January 22, 2008 in your calculation.

Response to Item 5

The Company notes the Commission’s comments and responds as follows:

1)               It is customary for capital market transactions to choose the average of the VWAP for ten or twenty consecutive trading days prior to a certain date. The twenty consecutive trading days prior to the announcement and signing of the Letter of Intent that the Company chose was conventional.

2)               During discussion of the Letter of intent, both parties agreed to choose the date of announcement as such date. Later, the Letter of intent was signed and announced on  January 22, 2008.

3)               After that, a special committee composed of independent directors reviewed such agreement and approved it. It was also approved at a shareholder meeting later.

From 10-Q for the quarter ended September 30, 2009
Condensed Consolidated Balance Sheet, page 6

6.  We note form your response to our prior comment 19 that you believe the likelihood that a bond holder will exercise its redemption right on February 15, 2010 is very low and therefore believe long-term liability classification is appropriate at September 30, 2009. However, we do not believe that ARB 43 Chapter 3A includes a notion of probability in its guidance on the classification of liabilities as long-term or short-term (other than in event of curing a violation). Therefore, we believe you should revise future filings to include this amount as a current liability as long as the debt may be redeemed at the option of the bond holder within a period of one year or less.

Response to Item 6

The Company notes the Commission’s comments and accepts such comments and will revise its future filings.

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The Company can be available for a telephone conference at the following number: +8613307218527.

Thank you for your attention to our filing.

Date: March 17, 2010

By: /s/ Jie Li
Jie Li
Chief Financial Officer

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